IVY DISTRIBUTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2018

(In thousands, except number of shares)

	Common stock			Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares		Amount			
Balance at December 31, 2017	100	$	—	393,749	(360,477)	33,272
Net loss	—		—	—	(20,620)	(20,620)
Capital contribution from parent – cash	—		—	20,000	—	20,000
W&R Capital Management Group, Inc. - merger	—		—	4,360	—	4,360
Balance at December 31, 2018	100	$	—	418,109	(381,097)	37,012

See accompanying notes to financial statements.